Chapter 3

The securities have not been registered with the United States Securities and Exchange Commission and are not being offered in the United States or to U.S. Persons.

3.1	General

Unless otherwise indicated, as used in this Annual Report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means Mega Retail Ltd. (formerly known as Blue Square Chain Investments & Properties Ltd., or BSIP), our wholly-owned subsidiary,  (d) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.35% of the outstanding shares as of December 31, 2009, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange and (e) "Bee Group" means Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), a corporation of which we held 85% of the outstanding ordinary shares as of December 31, 2009.

Unless otherwise indicated, as used in this prospectus, the term “owned” or “ownership” with respect to our supermarkets means the ownership of the operations of our supermarkets, and not legal title to the real estate underlying our supermarkets.

All references in this prospectus to dollars or $ are to U.S. dollars and all references in this prospectus to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2008, which was NIS 3.802 per $1.00, except for the interim 2009 financial results, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for June 30, 2009, which was NIS 3.919 per $1.00.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Israel, referred to in this prospectus as Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on our financial statements for the year ended December 31, 2007 and our results of operations for that year, is detailed in note 36 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the "2008 20-F"). Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S.GAAP.

3.2	Forward-Looking Statements

Except for the historical information contained herein, the statements contained in this prospectus are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "1.12 Risk Factors" below, in “Item 3.  Key Information - D. Risk Factors” and elsewhere in our 2008 20-F incorporated by reference into this prospectus, and in "Risk Factors" in any supplemental shelf offering report.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions are intended to identify forward-looking statements.  These statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  In light of these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.  Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3.3	Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being offered hereby, including the risks discussed under the heading "Risk Factors," contained in this prospectus and in any supplemental shelf offering report. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this prospectus, including our 2008 20-F and our Form 6-K regarding our financial results for the first six months of 2009 (the "2009 First Half Results Announcement"), each of which is incorporated by reference into this prospectus.

Our Company

Blue Square’s principal executive offices are located at 2 Amal Street, Rosh Ha’ayin 48092, Israel and its telephone number is 972-3-928-2222.

We operate in three reporting segments: In our Supermarkets Segment, we are the second largest food retailer in the State of Israel.  In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In the yield-generating commercial real estate segment, we own, lease and develop yield-generating commercial properties.

As of December 31, 2009, we had 203 supermarkets with brands including "Mega Bool", "Mega In Town", "Mega", "Shefa Shuk", and Eden Briut Teva Market Ltd. ("Eden Teva ").  In addition, as of such date, we had 260 Non-Food retail outlets (mostly through franchisees) under the control of our subsidiary, Bee Group Retail Ltd. ("Bee Group") under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar.

Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as houseware, toys, home textile products, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. We also operate several toy and houseware departments within most of our large stores. Through our stand alone "Non-Food" retail outlets, we offer a range of houseware and home textile, toys, leisure and baby and young children products.

As of December 31, 2009, we were the legal owner (including through long-term leases from the Israel Land Administration) of 100 properties owned in connection with our Supermarkets segment (including warehouses and offices), totaling approximately 204,000 square meters, 36 yield generating real estate properties (including property leased to third parties), totaling approximately 62,400 square meters, and 20 properties of undeveloped land intended for future development, totaling approximately 172,600 square meters.

Our activities are carried out via our consolidated subsidiaries, the largest of which are Mega Retail, which has supermarket retail activities, Bee Group, which conducts non-food retail activities, and BSRE, which owns and invests in commercial real estate.  As of December 31, 2009, Blue Square owned 100% of the outstanding shares of Mega Retail, 85% of the outstanding shares of Bee Group, and 78.35% of the outstanding shares of BSRE. The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange.

Following the reorganization of Blue Square's supermarket retail activities pursuant to which Blue Square's supermarket retail activities were transferred to Mega Retail, Mega Retail and its direct and indirect subsidiaries are the owners of all 203 of our supermarkets.  As of June 30, 2009, the total consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 2.8 billion, or $714 million, constituting approximately 55.5% of our total consolidated assets at that date.

BSRE's revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of June 30, 2009, the total consolidated assets of BSRE aggregated approximately NIS 1.7 billion, or $434 million, constituting approximately 33% of our total consolidated assets at that date. On September 13, 2009, the transfer of real estate properties from Mega Retail to BSRE was completed.

As of December 31, 2009, Bee Group and its direct and indirect subsidiaries are the owners of 73 of our non-food retail stores, while the remaining 187 of our non-food retail stores are owned and operated by franchisees of Bee Group and its subsidiaries.  As of June 30, 2009, the total consolidated assets of Bee Group and its subsidiaries (excluding the stores owned and operated by franchisees) aggregated approximately NIS 416 million, or $106.2 million, constituting approximately 8.2% of our total consolidated assets at that date.

Supermarkets

We have five supermarket store formats - Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items.  In the “Mega In Town” chain stores, the stores are usually smaller than “Mega” stores, located primarily in local neighborhoods and city centers, and combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products.  As of December 31, 2009, we operated 11 Mega Stores, consisting of approximately 45,972 square meters space, 119 Mega In Town stores, consisting of approximately 133,316 square meters space, 47 Mega Bool stores, consisting of approximately 143,328 square meters space, 17 Shefa Shuk stores, consisting of approximately 28,685 square meters space, and nine Eden Teva stores, consisting of 13,645 square meters.

In August, 2007, we launched our “Mega In Town” supermarket format designed to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 100 of our existing SuperCenter and Mega stores to the new brand. “Mega In Town” is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In addition, such stores offer a greater variety of items than were previously carried by SuperCenters and Megas in residential areas.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Teva for a total consideration of approximately NIS 22.5 million.  Eden Teva is one of Israel’s largest retailers of organic, natural and health food products, operating nine supermarket stores as of December 31, 2009, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Teva with shareholder loans in the amount of NIS 47 million, (ii) we have the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Teva, (iii) the other shareholder has the various minority protection rights, and (iv) we are to provide all guarantees and financing required in connection with Eden Teva’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million, which has since been repaid, and the payment of a bonus to Eden Teva’s CEO upon the satisfaction of various thresholds which have not yet been satisfied.

In December 2008, we launched our "Mega Bool" hard discount store format, designed to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years.  As of December 31, 2009, the initiative included the conversion of 45 of our existing stores of various sizes to the new brand, including large stores from the "Mega" and "Shefa Shuk" formats and smaller stores located within residential neighborhoods and city centers.  As of December 31, 2009, we also opened two new "Mega Bool" stores.

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" stores.  Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually the average gross profit from private label products is higher than the average gross profit from other products.

Non-Food Retail

As of December 31, 2009 we operated, through Bee Group, its subsidiaries and franchisees, a total of 260 non-food retail stores, 187 of which are operated by franchisees.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”("Bee Group"), in April 2007, we increased our holdings in Bee Group to 60%, and in September 2008, we increased our holdings in Bee Group to 85%.

Bee Group holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisure and baby and young children stores, with 260 stores, located throughout Israel, owned and operated mostly by franchisees as of December 31, 2009. The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar".  The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large supermarket stores.

On April 22, 2007, Bee Group acquired approximately 85.8% of the share capital of Vardinon Textile Ltd. ("Vardinon") a company traded on the Tel Aviv Stock Exchange for a total consideration of approximately NIS 38 million. Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of retail stores (36 stores as of December 31, 2009) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues. In January 2008, we entered into a supply agreement with Vardinon pursuant to which Vardinon is to supply us with a variety of textile products manufactured by Vardinon under a new private label, which are to be designed by us in collaboration with Vardinon.  The supply agreement has been terminated effective from January 2010, and we are negotiating a revised supply agreement with Vardinon.

On October 31, 2007, Bee Group acquired 57.87% of the outstanding shares of Naaman Porcelain (51.5% on a fully diluted basis) ("Naaman"), a company traded on the Tel Aviv Stock Exchange, for a total consideration of approximately NIS 101 million.  Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2009, Naaman had its own chain of 28 houseware stores, five of which are operated by franchisees, and is a supplier to Mega Retail. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

On August 11, 2008, Bee Group and the other Sheshet shareholders contributed to Naaman all of the shares in Sheshet in exchange for shares in Naaman. In addition, on September 25, 2008, Bee Group contributed to Naaman all of Bee Group's interest in Vardinon (approximately 84.79% of the share capital, at that time) in exchange for approximately NIS 36.9 million in cash.  On March 22, 2009, Bee Group acquired an additional approximately 8% of the shares of Naaman for cash.  Following all of these transactions, Bee Group's holdings in Naaman were increased to approximately 66.85% of the outstanding shares. On June 1, 2009 Naaman acquired an additional approximately 3% of the shares of Vardinon. As a result of this acquisition, Naaman increased its holding in Vardinon to approximately 88.74% of the share capital. As of December 31, 2009, Bee Group held approximately 66.32% of the outstanding shares of Naaman, and Naaman held approximately 88.74% of the outstanding shares of Vardinon.

Real Estate for our own Use and for Invesemtent

Most of our real estate is currently used in connection with the retail operation of our stores.

During 2008 and 2009, BSRE invested a total amount of NIS 80.4 million and NIS 10 million, respectively, including investments in rental offices and land in areas used for commercial and industrial development.

In addition, we have obtained a building permit and began building an additional distribution and logistic center, as of December 31, 2009 held 100% by BSRE, which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center would be operated on a 22,800 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE expects to invest a total of approximately NIS 105 million in building the distribution center.

As of December 31, 2009, the total square meters of developed property that we owned was approximately 266,400 sq. meters, and the total square meters of undeveloped property that we owned was approximately 172,600.

The following table provides certain information regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2009:

	Number	Area in sq. m. for leasing (property space)	Occupancy rate
Commercial areas, including supermarket branches	126	192,100	98%
Warehouses and Logistics centers	6	44,000	80%
Offices	4	30,300	39%
Total developed property	136	266,400	88%

Total undeveloped property	20	172,600

3.4	Recent Developments

Financial Results for the Six Months Ended June 30, 2009

For the six months ended June 30, 2009, we had total revenues of NIS 3,608.7 million, a decrease of 3.5 % from NIS 3,739.6 million for the same period in 2008; operating income of NIS 120.9 million, a decrease of 24.9% from NIS 161.0 million for the same period in 2008; and net income of NIS 49.9 million, a decrease of 51.2% from NIS 102.3 million for the same period in 2008.

3.5	Summary Terms of the Offer

We may, from time to time, offer and sell the securities described below in one or more offerings.

•	Up to 15,000,000 ordinary shares of the Company, par value NIS 1.0 each;

•	Up to five series of notes (Series C through G) of up to NIS 1,500,000,000 aggregate principal amount for each series;

•	Up to three series of convertible notes (Series H through J), each convertible into ordinary shares of the Company of up to NIS 1,500,000,000 aggregate principal amount for each series;

•	Up to three series of warrants (Series 1 through 3) of up to 15,000,000 warrants in each series, each warrant convertible into one ordinary share of the Company;

•
Up to eight series of warrants (Series 4 through 11) of up to 10,000,000 warrants in each series, each warrant convertible into NIS 100  principal amount of notes of a series from Series C through G, or Series H through I; and

•	Up to 10 series of commercial paper (Series 1 through 10) of up to NIS 200,000,000 aggregate principal amount for each series.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities we will provide the specific terms and initial public offering prices of these securities in a supplemental shelf offering report. The supplemental shelf offering report may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement together with additional information described below under "3.17 Where You Can Find More Information" before purchasing any of our securities. We will not use this prospectus to confirm sales of any securities that are being registered but not offered under this prospectus, unless it is attached to a supplemental shelf offering report.

We may sell any combination of these securities in one or more offerings. We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in a supplemental shelf offering report.

3.6	Summary Consolidated Financial Data

The following table is a summary of our consolidated financial data. We have derived the following summary consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2007 and 2008 from our consolidated financial statements and notes included in our 2008 20-F and incorporated by reference herein.  We have derived the summary consolidated financial data as of December 31, 2004, 2005, and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements not included in the 2008 20-F.

Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we have adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRS", and have prepared our financial statements according to IFRS. In accordance with IFRS 1, we have presented comparative financial statements as of and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we have disclosed in note 36 to our financial statements as of December 31, 2008 included in our 2008 20-F incorporated by reference herein, the influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on our financial statements for the year ended December 31, 2007.

 The financial data has been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective or issued and early adopted as at the time of preparing the financial data (January 4, 2009). The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2009, including those that would be applicable on an optional basis, are not known with certainty at the time of preparing this financial data.

The summary consolidated financial data for the six months ended June 30, 2008 and 2009 have been derived from our unaudited consolidated financial statements incorporated by reference herein that have been prepared in accordance with IFRS.  See "3.1 General - Presentation of Financial and Share Information" above.

You should read this summary financial data together with our consolidated financial statements and the related notes, the independent registered public accounting firm's report which contains emphasis paragraphs regarding the adoption of IFRS for the first time in 2008, together with "Item 5. Operating and Financial Review and Prospects" included in our 2008 20-F and our 2009 First Half Results Announcement incorporated by reference herein. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

The selected information also includes certain items for the years 2004 to 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 21 to our consolidated financial statements for the year ended December 31, 2007.

	For the year ended December 31,
				Six months ended June 30,		Six months ended June 30,
	2007	2008	2008	2008 (unaudited)	2009 (unaudited)	2009 (unaudited)
	NIS (In thousands, except per ordinary share or ADS data)		$(1)	NIS (In thousands except per ordinary share or ADS data)		$(1)
Statement of Income Data:
In accordance with IFRS
Sales	6,981,984	7,429,121	1,954,003	3,739,561	3,608,739	920,832
Cost of sales	5,129,578	5,369,149	1,412,191	2,708,484	2,603,905	664,431
Gross profit	1,852,406	2,059,972	541,812	1,031,077	1,004,834	256,401
Selling, general and administrative expenses	1,563,208	1,794,720	472,046	870,050	883,981	225,563
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	289,198	265,252	69,766	161,027	120,853	30,838
Other gains	15,835	12,233	3,218	617	4,464	1,139
Other losses	(12,755)	(14,716)	(3,870)	(2,426)	(5,102)	(1,302)
Net gain from adjustment of investment property to fair value	10,456	19,067	5,015	17,970	1,740	444

Operating profit	302,734	281,836	74,129	177,188	121,955	31,119

Finance income	60,978	60,700	15,965	45,231	37,995	9,695
Finance expenses	(118,297)	(166,295)	(43,739)	(93,658)	(85,222)	(21,746)
Finance expenses, net	57,319	105,595	27,774	48,427	47,227	12,051
Share in profit (loss) of associates	186	(33)	(9)	(17)	(88)	(22)
Income before taxes on income	245,601	176,208	46,346	128,744	74,640	19,046
Taxes on income	69,779	43,806	11,522	26,474	24,780	6,323
Net income for the period	175,822	132,402	34,824	102,270	49,860	12,723

Attributable to:
Equity holders of the company:	143,628	104,586	27,508	87,613	39,606	10,106
Minority interests	32,194	27,816	7,316	14,657	10,254	2,617

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	3.39	2.41	0.63	2.02	0.91	0.23
Diluted	3.39	1.62	0.43	1.50	0.91	0.23

Cash dividends declared per ordinary share or ADS	6.52	3.46	0.91	—	—	—
Number of Ordinary Shares Outstanding:	43,372,819	43,372,819	N/A	43,372,819	43,397,543	N/A

Selected Operating Data:
Number of supermarket stores (at period end)	185	194	N/A	190	200	N/A
Increase (decrease) in same store sales(2)	1.20%	1.10%	N/A	4.4%	(6.8)%	N/A
Total square meters (at period end)	342,705	354,531	N/A	350,200	362,300	N/A
Supermarket sales per square meter (in NIS)(3)	19,905	19,898	5,234	10,142	9,366	2,390
Supermarket sales per employee (in thousands) (4)	937	954	251	479	484	123.5

	For the year ended December 31,
	2004	2005	2006
	NIS (In thousands, except per ordinary share or ADS data)
Statement of Income Data:
In accordance with Israeli GAAP

Sales	5,365,784	5,797,018	6,515,035
Cost of sales	3,962,303	4,298,211	4,812,952
Gross profit	1,403,481	1,498,807	1,702,083
Selling, general and administrative expenses	1,203,391	1,269,760	1,396,877
Operating income	200,090	229,047	305,206
Financial expenses, net	(58,090)	(59,529)	(42,368)
Amortization of goodwill	(5,870)	(6,508)	-
Other income (expenses), net	(19,593)	690	78,022
Taxes on income	41,230	58,490	96,660
Equity in net earnings (loss) of affiliates	(1,204)	498	1,284
Minority interest	13,555	15,717	31,573
Net income	60,548	89,991	213,911
Earnings per ordinary share or ADS (basic)	1.57	2.32	5.46
Earnings per ordinary share or ADS (fully diluted)	1.54	2.26	4.92
Cash dividends declared per ordinary share or ADS	6.38	2.35	2.81

In accordance with U.S. GAAP:
Net income	45,235	88,340	166,724
Earnings per ordinary share or ADS (basic)	1.17	2.27	4.25
Earnings per ordinary share or ADS (fully diluted)	1.17	2.27	4.23
Number of Ordinary Shares Outstanding:	38,782,336	38,950,091	39,692,983
Selected Operating Data:
Number of supermarket stores (at year end)	164	168	175
Increase (decrease) in same store sales (2)	(1.3)%	1.7%	5.3%
Total square meters (at year end)	300,000	312,000	323,304
Supermarket sales per square meter (in NIS)(3)	18,074	18,621	19,739
Supermarket sales per employee (in thousands) (4)	867	899	938

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate, as published by the Bank of Israel, prevailing at (i) December 31, 2008 (NIS 3.802 =$1.00) for the financial results for the year ended December 31, 2008, and at (ii) June 30, 2009 (NIS 3.919 =$1.00) for the financial results for the six months ended June 30, 2009. During 2008, the US dollar depreciated in value vis-à-vis the NIS by approximately (1.2)%.

(2)
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expended during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

(3)	Based on an average total square meters at month end during the relevant year.

(4)
In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for 2005, 2006, 2007 and 2008 with the Sales Per Employee for the previous period, the number of employees used to calculate Sales Per Employee for 2004 has been adjusted to exclude cleaning personnel.

	At December 31,				At June 30,
	2007	2008		2008	2009 (unaudited)	2009
	NIS (in thousands)			$(1)	NIS (in thousands)	$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	47,436	(63,333	) *	(16,658)	(82,716)	(21,106)
Total assets	4,219,071	4,445,027		1,169,128	5,078,886	1,295,964
Short-term credit from banks and others and current maturities of debentures	240,869	236,900		62,309	754,592	192,547
Long-term debt, net of current maturities	1,202,858	1,497,880		393,972	1,464,998	373,819
Total equity	1,247,680	1,096,002		288,269	1,169,652	298,456
Ratio of earnings to fixed charges	2.5	1.8		0.5	1.7	0.5

* Under the application of IAS1(R), the Company reclassified financial liabilities at fair value through profit and loss from current liabilities to long term liabilites.

	At December 31,
	2004	2005	2006
	NIS (in thousands)
Balance Sheet Data:
In accordance with Israeli GAAP:
Working capital (deficit)	(380,666)	(450,044)	335,376
Total assets	3,079,011	3,683,035	4,071,733
Short-term credit from banks and others and current maturities of debentures	136,541	359,316	264,858
Long-term debt, net of current maturities	776,568	1,102,810	1,161,926
Shareholders’ equity	819,310	865,308	992,922
In accordance with U.S. GAAP:
Total assets	3,147,284	3,757,640	4,247,394
Shareholders’ equity	873,120	928,504	1,003,384
Ratio of earnings to fixed charges	2.1	2.4	3.5

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate as published by the Bank of Israel, prevailing at (i) December 31, 2008 (NIS 3.802 =$1.00) for the financial results for the year ended December 31, 2008, and at (ii) June 30, 2009 (NIS 3.919 =$1.00) for the financial results for the six months ended June 30, 2009.

Exchange Rate Data

At June 30, 2009, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.919 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2005 through 2009:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2005	4.60		4.49	4.74	4.30
2006	4.30	(2)	4.46	4.73	4.18
2007	3.85	(2)	4.11	4.34	3.83
2008	3.80	(2)	3.59	4.02	3.23
2009	3.77		3.92	4.26	3.69

(1) The average of the daily exchange rates in each year.

(2) During 2006, 2007, 2008 and 2009, the US dollar depreciated in value vis-à-vis the NIS by 8.2%, 8.97%, 1.2% and 0.7%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months August 2009 through January 2010:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)

August	3.82	3.83	3.93	3.74
September	3.76	3.77	3.81	3.73
October	3.75	3.73	3.78	3.70
November	3.79	3.78	3.83	3.74
December	3.77	3.79	3.82	3.77
2010
January	3.72	3.71	3.77	3.67

(1) The average of the daily exchange rates.

On February 15, 2010, the exchange rate was NIS 3.75 per US dollar as published by the Bank of Israel.

3.7          Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this prospectus and, in particular, the following risk factors and any risk factors identified in any supplemental shelf offering report when deciding whether to invest in the securities being offered.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks. The risks and uncertainties described in the risk factors below are not the only ones we face.  Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

Supermarkets

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal (formerly known as Super Sol), low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

 We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. During the third quarter of 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers. During the fourth quarter of 2008, we launched our new hard discount store format, "Mega Bool".

In addition, smaller supermarket chains during January through November of 2009 continued to increase their market share and expand their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations, increasing competition in an already difficult market.  Based on A.C. Nielsen, we estimate that the smaller supermarket chains' market share was approximately 28.9% of the bar-coded market in Israel during January through November of 2009.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

In 2005, a number of smaller supermarket chains which operate on local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate efficiencies of a major national-spread chain and enable them to compete more efficiently with us.

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 36.9% of the bar-coded market in Israel during January through November of 2009, as opposed to our own approximately 20.5% share of the bar-coded market during January through November of 2009.  This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

Non-Food Retail

The merchandise we sell in our non-food retail business through Bee Group is varied, and we therefore compete in several different markets. Accordingly, our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

In recent years competition in the non-food retail industry has increased, primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and the scope of our sales. Nevertheless, our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our scope of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

Economic conditions in Israel affect our financial performance.

Supermarkets and Non-Food Retail

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively.  However, in 2009, the global economic crisis, instability and uncertainty affected the economic conditions in Israel, and initial reports of the Israeli Ministry of Finance indicate that during 2009 Israel's Gross Domestic Product rose by only 0.5%. We believe that the economic slowdown is affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  As a result, we have expanded our low-price and hard discount store formats.  We expect the economic slowdown in Israel to adversely affect our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and young children accessories businesses.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

Real Estate

We value our yield-generating real estate property according to IAS 40R and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman", "Vardinon" and "Sheshet" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales.  Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future periods. Our failure to meet these expectations may cause the share and ADS price of Blue Square to decline.

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. At the time of the issuance of our debentures, S&P-Maalot informed us that the rating was based among other things upon the Board of Directors resolution and a change in this resolution may lead to a change of the rating on our 5.9% unsecured debentures.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On September 30, 2009, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) was less than 2. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events.  A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events, including as described above. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

On October 1, 2009, we announced that we received from S&P Maalot a report including affirmation of "ilA+" rating for the debentures, while revising the outlook to negative.  In its rating, S&P Maalot stated that under the current rating it still expects us to maintain an adjusted debt to EBITDA ratio of less than 4.5.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. In 2009, Tnuva’s products accounted for approximately 13.8% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted in 2009 for approximately 9.2% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.5% of all products sold at our supermarkets in 2009.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 53% of our product purchases in 2009. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. For example, during the third and fourth quarters of 2007 and during 2008, some of our suppliers raised the prices of various products that they supply us, principally due to an increase in raw materials prices, which caused an increase in our costs.  Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.

As of December 31, 2009, Alon Retail Ltd., formerly Bronfman-Alon Ltd. ("Alon Retail"), owned approximately 70.09% of Blue Square’s ordinary shares.  So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

In addition to our wholly owned subsidiary, Mega Retail, our two main subsidiaries are Bee Group, in which we owned an 85% interest (with an option to further increase our holdings to 100%) as of December 31, 2009, and BSRE, in which we owned a 78.35% interest as of December 31, 2009.

Through our subsidiary, Bee Group, as of December 31, 2009, we held approximately 66.32% of the outstanding shares of Naaman Porcelain Ltd., which held approximately 88.74% of the share capital interest in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  In addition, as of December 31, 2009 we owned nine supermarkets through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.”  Some transactions between Blue Square and a subsidiary, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

In recent years, we have expanded our non-food retail business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business or to capitalize on potential synergies of the internal reorganization of our non-food retail businesses.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85%. Concurrently, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names.

The process of consolidating corporate level operations could cause an interruption of, or loss of momentum in, our business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with our Bee Group acquisitions and the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies and other benefits anticipated from the Bee Group acquisition will be realized.

In addition, our expansion into the non-food retail business has required us to enter new markets in which we have no or limited experience and where competitors in such markets may have stronger market positions. If we are not able to successfully compete against our more experienced competitors in the stand alone retail outlet businesses, our business may be adversely affected.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our Bee Group stores do not have permits according to the requirements of Israeli Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of December 31, 2009, none of the landlords had made use of this right.

In addition, Kfar Hashashuim received a court issued order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  However, BSRE is in the process of building a new logistics center for the Bee Group, and therefore Kfar Hasha'ashuim has requested a delay in the execution of the closure order. The court will hold its next hearing on the matter in March 2010, at which time Kfar Hasha'ashuim must present to the court the status of the building of the center. The execution of the order to vacate has been delayed until after the hearing.

As a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures.  These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities.  If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008, to NIS 3,850 or approximately $982 (as of June 30, 2009).  An increase in minimum wage will increase our labor costs and thus adversely affect our operating results

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of February 12, 2010 are convertible into Blue Square ordinary shares at a per share price of NIS 18.390. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On February 15, 2010, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 39.96. As of December 31, 2009, the remaining principal balance of our convertible debentures was approximately NIS 13.3 million. In January, 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates.  The total number of shares reserved for issuance under the plan is five million shares, subject to adjustments.

The issuance of ordinary shares to holders of our convertible debentures or to holders of options under our share option plan, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets and entering into new retail food and “Non-Food” markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard of the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

 We have been applying most of these directives among others, by an internal compliance program that we have adopted.

Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers.  The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; exclusivity in sales and price dictation by suppliers.  The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

Increases in oil, raw material and product prices in recent years may affect our operating results

The sharp increase in oil prices in recent years has led to the increase in our electricity prices and raw materials used in the plastic packing industry. In 2008, a number of our suppliers increased their product prices to us due to increases in raw material prices. While these suppliers have not raised prices further during the first nine months of 2009, we cannot assure that they will not raise prices in the future.  Further increase in oil, raw material and product prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and shareholders equity are not adjusted to the inflation in Israel, while the repayment of interest and principal under part of our loans and all debentures are adjustable, linked to changes to the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). Toward the end of 2008 and during the first nine months of 2009, we engaged in transactions to partially hedge this inflation risk. We engage in these transactions from time to time to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in Israeli consumer price index.  As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depends on the rate of inflation in Israel.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2009, we held approximately NIS 187 million in Israeli corporate and government bonds at fixed interest rates, a portion of which is linked to the Israeli CPI.  Therefore, a decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Damage to our reputation may have a material adverse effect on our operating results.

Our brand names, including some of our store format brands, are among the most well recognizable brands in Israel.  For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. Damage to our reputation or to the reputation of our store format brands due to reports in the media or otherwise may have material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

We are dependent on franchisees who own and operate a large portion of our Bee Group stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 260 stores as of December 31, 2009, of which 187 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of their store.

Subject to the terms of our franchise agreement, franchisees independently operate and oversee the daily operations of their stores, and they have a significant amount of flexibility in running their operations. Their employees are not our employees.  Although we can exercise control over our franchisees and their store operations to a limited extent through our franchise agreements, the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.

In addition, our franchise agreements limit our ability to open new stores in the vicinity of existing franchised stores, which may limit our ability to expand our business.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;
•	changes in the market valuations of our competitors;
•	announcements by us or our competitors of significant acquisitions;
•	entry into strategic partnerships or joint ventures by us or our competitors;
•	the political, economic, security and military conditions in Israel;
•	additions or departures of key personnel; and
•	sales of ordinary shares by Blue Square’s controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Blue Square’s ordinary shares and ADSs, regardless of our performance.

Since 1996, Blue Square’s ADSs have been listed for trading on the New York Stock Exchange.  Since November 2000, Blue Square’s ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange.  Volatility of the price of Blue Square’s securities on either market is likely to be reflected in the price of Blue Square’s securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Blue Square’s ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Blue Square’s ADSs on the New York Stock Exchange.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affecting our operating results.  This devaluation would have a greater affect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores are acquired from suppliers overseas.  This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center to our supermarkets generated approximately 21.5% of our total percentage purchases during 2009. In addition, in the coming years we intend to open two new distribution centers, one for fruits and vegetables and one for non-food sold in our supermarkets and by Bee Group. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High Holiday and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  We are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our financial results.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath. Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. During 2008 and with the launching of "Mega Bool" chain at the end of 2008, we have converted most of our Shefa Shuk stores to "Mega in Town" and "Mega Bool" stores. As of December 31, 2009, we operated 17 Shefa Shuk stores compared to 21 as of December 31, 2008.  An actual declaration of a boycott may adversely affect the company's financial results.

The failure of our use of technological information systems and computer systems may adversely affect our day-to-day operations.

We use several technological information systems and computer systems.  Our day-to-day operations are dependent on the proper function of these systems.  We take various measures to ensure the integrity and reliability of the data and computer systems, including data protection and data back up.  However, a failure of our data and/or computer systems may adversely affect our day-to-day operations.

We are party to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amounts of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of December 31, 2009 is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

Political conditions in Israel affect our operations and may limit our ability to sell our products.

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain, and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in Israel’s relationship with its Arab neighbors and the Palestinians or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border.  Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Disruptions of the Israeli ports may affect our ability to import products used in our Bee Group business.

The Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of the Bee Group.

Most of Bee Group's imports during 2008 and 2009 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including, changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and general economic problems.

Any of these risks could have a material adverse effect on our ability to deliver or receive non-food products on a competitive and timely basis and on our sales and profitability.

Government-imposed price controls may have a material adverse effect on our operating results.

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  In addition, during periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.

We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  We cannot assure you that broader price controls will not be imposed in the future.

It may be difficult to enforce a U.S. judgment against us and some of our officers and directors, to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. Our executive officers and directors are nonresidents of the United States, and substantially all of our assets and most of the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws against us or any of these non-residents of the United States or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in actions instituted in Israel.

Risks Relating to Real Estate

We are subject to risks regarding the ownership of real estate assets.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. Although in the last few months the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  During 2009, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

BSRE's activities are financed from external sources, and an adverse change in the terms of the financing that it receives (or its inability to obtain financing) could result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of September 30, 2009, BSRE had approximately NIS 13.8 million in loans that had been transferred to it as a part of the transfer of real estate assets from BSI to BSRE.  These loans were transferred by BSI without any change in the terms of these loans.  We cannot be certain that BSRE will be able to obtain additional financing on at least the same terms as the loans that were transferred to it by BSI, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. This could increase BSRE's financing costs.  In addition, in connection with the transfer of real estate properties from Mega Retail to BSRE in September 2009, BSRE incurred additional loans, which as of September 30, 2009, were in the principal amount of approximately NIS 250 million, secured by a lien on the properties transferred by Mega Retail.  The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares.

3.8	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

	Year Ended December 31					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges (1)	2.1	2.4	3.5	2.5	1.8	1.7

(1)
Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges.  Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our Series A and Series B Debentures, and half of rental expense for stores (being the portion deemed to represent the interest factor).

3.9	Use of Proceeds

The net proceeds from any offering, after deduction of the consultants' fees and other expenses and commissions of the offering, will be published in the supplemental shelf offering report for the offering of securities pursuant to this prospectus.

Unless we state otherwise in the applicable supplemental shelf offering report, we intend to use the net proceeds from any offering for general corporate purposes, which may include financing our operating and investing activity, refinancing of outstanding debt including under our Series A and Series B Debentures, which are described in "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sources and Uses of Cash – Blue Square Debentures" of our 2008 20-F, and continued dividend distributions as customary in the Company, subject to the decision of the Company's board of directors from time to time.  See Section 3.7 "Risk Factors – Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares" above.

Until used by us, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than ilA, and the like investments.  For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments shall not be deemed non-speculative investments.

3.10	Capitalization

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at June 30, 2009 in accordance with IFRS. This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this prospectus.

	At June 30, 2009		Convenience translation At June 30, 2009
	(NIS in millions)		$(1)

Cash and cash equivalents	137		35
Short-term bank deposit	0.2		0.05
Marketable securities	174		44
Total assets	311.2		79.05
Long –term debt:
Bank Loans	1,015	(*)	259
Convertible debentures	157		40
Debentures	1,001		255

Total long-term debt	2,173		554
Share capital	57		14
Additional paid-in capital	1,030		263
Other reserves	8		2
Accumulated deficit	(109)		(28)
Minority interest	183		47
Total equity	1,169		298
Total capitalization	3,031		773

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at June 30, 2009 (NIS 3.919 =$1.00), as published by the Bank of Israel. During 2008, the US dollar depreciated in value vis-à-vis the NIS by approximately (1.1)%.

(*)	Includes secured debt in a total amount of NIS 621 million (U.S. $158 miilion).

3.11	Price Range of Ordinary Shares

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "BSI". American Depositary Shares ("ADSs"), each representing one of the Company's ordinary shares, are quoted on the New York Stock Exchange ("NYSE") under the symbol "BSI". The ADSs are evidenced by American Depositary Receipts ("ADRs") that were issued pursuant to a Depositary Agreement Blue Square entered into with The Bank of New York.

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by the NYSE for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2008 20-F.

	High		Low

2009
Second quarter	US$	9.2	US$	5.8
Third quarter	US$	9.9	US$	8.1
Fourth quarter	US$	11.2	US$	9.5

August	US$	9.6	US$	8.8
September	US$	9.9	US$	9.0
October	US$	10.7	US$	9.5
November	US$	11.2	US$	9.6
December	US$	11.2	US$	9.5

2010
First quarter (until February 12, 2010)	US$	11.6	US$	10.2

January	US$	11.2	US$	10.2
February (until February 12, 2010)	US$	11.6	US$	10.6
Prices set forth below are high and low reported closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods. Other information regarding the market price of our ordinary shares is located in our 2008 20-F.

	High		Low

2009
Second quarter	NIS	36.4	NIS	24.9
Third quarter	NIS	36.7	NIS	32.2
Fourth quarter	NIS	42.9	NIS	35.4

August	NIS	36.6	NIS	32.8
September	NIS	36.7	NIS	34.4
October	NIS	40.2	NIS	35.4
November	NIS	42.9	NIS	37.4
December	NIS	41.9	NIS	36.4

2010
First quarter (until February 15, 2010)	NIS	41.9	NIS	38.1

January	NIS	41.8	NIS	38.1
February (until February 15, 2010)	NIS	41.9	NIS	40.2

3.12	Description of Share Capital

Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 1.0 per share.

As of June 30, 2009, we had outstanding 43,717,058 ordinary shares, and employee stock options to purchase an aggregate of 4,447,000 ordinary shares at a weighted average price of NIS 35.75 (NIS 35.03 as of February 12, 2010), with the expiration date of these options ranging from March 24, 2010 to February 20, 2012 (of which none were exercisable as of February 12, 2010). In addition, as of June 30, 2009, we had outstanding unsecured 5.9% convertible debentures ("Series B Debentures") in a principal amount of NIS 26,537,700 (NIS 7,464,560 as of February 12, 2010) convertible into ordinary shares at a conversion price of NIS 20.095 per share (NIS 18.390 per share as of February 12, 2010).  As of February 12, 2010, we had outstanding 44,005,902 ordinary shares. All outstanding ordinary shares are validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights.

From time to time during the three years preceding this prospectus, we have issued ordinary shares as a result of conversions of our Series B Debentures. Set forth below are details regarding changes in our ordinary share capital since December 31, 2006 through December 31, 2009.

Period to	Description	Number of shares
December 31, 2006		39,692,983
Ordinary shares issued during 2007	Conversion of Series B Debentures	3,679,836
December 31, 2007		43,372,819
Ordinary shares issued during 2008		—
December 31, 2008		43,372,819
Ordinary shares issued during 2009	Conversion of Series B Debentures	344,239
December 31, 2009		43,717,058

From January 1, 2010 through February 12, 2010, we issued a total of 288,844 ordinary shares, as the result of the conversion on January 19, 2010 of our Series B Debentures in a principal amount of NIS 5,804,320.

3.13	Expenses of the Offering

The aggregate amount that we will pay for consulting fees, distribution fees and commitment fees and other commissions and expenses in connection with an offering under this prospectus will be published in the supplemental shelf offering reports.

3.14	Incorporation of Certain Documents by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the ISA on the Magna system on June 29, 2009.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on August 17, 2009 (regarding our first half and second quarter 2009 results), September 14, 2009 (regarding the completion of  the reorganization of our real estate activities and the transfer of our real estate properties to our 78.45% subsidiary, BSRE), September 14, 2009 (regarding a claim filed against us and a request for certification as a class action), September 14, 2009 (regarding the notification by our controlling shareholder, Alon Israel Oil Company Ltd ("Alon") of a change in holdings in Alon), September 21, 2009 (regarding the resignation of two directors on our board of directors following the change in holdings in our controlling shareholder, Alon), October 1, 2009 (regarding the affirmation of the "ila+" rating of our debentures by Standard & Poor's Maalot with outlook revised to negative), October 8, 2009 (regarding BSRE's intention to issue additional debentures), October 20, 2009 (regarding a public offering of debentures on the TASE by BSRE), November 25, 2009 (regarding our financial results for the third quarter and first nine months of 2009), January 14, 2010 (regarding the declaration of a dividend distribution), January 21, 2010 (regarding our management's discussion and analysis for the third quarter and first nine months of 2009), February 1, 2010 (regarding an option granted by our controlling shareholder, Alon, to D.B.W Investments Ltd. a company controlled by Alon's president and our Executive Chairman of the Board, to purchase 766,020 of our shares held by Alon), February 11, 2010 (announcing the amount of the dividend to be distributed on February 25, 2010) and on February 17, 2010 (containing a description of the rights of shareholders).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Blue Square - Israel Ltd.
2 Amal St.,
Afek Industrial Park,
Rosh Ha’ayin 48092,
Israel

Attn: Mr.  Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary
Direct tel: (972)-3-928-2670
Direct fax: (972)-3-928-2498

Our ordinary shares are listed on the Tel Aviv Stock Exchange. However, because our ADSs are also listed on the New York Stock Exchange ("NYSE"), we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on the Tel Aviv Stock Exchange, provided that a copy of each report submitted in accordance with applicable United States law or NYSE rules is filed with the Israel Securities Authority, the Tel Aviv Stock Exchange and the Israeli Companies Registrar within the time specified under Israeli law.

3.15	Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an officer or director (each, an "Office Holder") from liability with respect to a breach of his duty of loyalty, but may exempt in advance an Office Holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with a distribution made by the company) if so provided in its articles of association. Our Articles of Association so provide.

Following approval by our audit committee and board of directors, on June 12, 2008 our shareholders approved a resolution exempting the Company's directors and officers, including any of the Company's controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law, from liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including actions taken while serving as directors or officers in another company, in connection with their position in the Company.

BSRE had previously approved a prospective (in advance) exemption to BSRE's directors and officers from liability for damage resulting from a breach of his duty of care towards BSRE in connection with actions taken in good faith in their capacity as a director and/or officer of BSRE or in their capacity as an officer of another company at the request of BSRE.

Office Holder Insurance

The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our Office Holders with respect to:

•	a breach of such Office Holder's duty of care to the Company or to another person;

•
a breach of such Office Holder's duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the Company’s interests;

•	a financial liability imposed upon such Office Holder in favor of another person concerning an act performed by him in his capacity as an Office Holder; or

•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an Office Holder for the following liabilities or expenses imposed on him as a result of an act performed in his capacity as an Office Holder of the company, provided the company's articles of association include the following provisions with respect to indemnification:

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors' opinion, are foreseeable at the time of granting the indemnity undertaking in view of the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent;

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

•	a provision authorizing the company to retroactively indemnify an Office Holder.

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved amendments to our Articles of Association pertaining to indemnification of directors and officers that reflect the provisions of the Israeli Companies Law described above.

Our Articles of Association provide that we may undertake to indemnify an Office Holder for obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder in the Company or as a result of being an Office Holder, in another company in which the Company holds shares or has interests, as specified above.

Our Articles of Association further provide that the aggregate amount of indemnification (in addition to any insurance proceeds received) shall not exceed 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify an Office Holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the Office Holder of his duty of loyalty unless the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach by the Office Holder of his duty of care if the breach was done intentionally or recklessly (a recent change to the Israeli Companies Law clarifies that this provision does not apply if the breach was solely as a result of negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine imposed on the Office Holder.

In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our Office Holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.  Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000.  In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the Company.  The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in U.S. dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events.  Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

•	The issuance of securities, including the offering of securities to the public according to a prospectus, a circular, a private offering or any other manner of security offering;

•
Any transaction, as defined in section 1 of the Israeli Companies Law, including a transfer, sale or purchase of assets or liabilities, including securities or the receipt of any right in any of the above, and any action related, directly or indirectly, to such transaction;

•	An action, including handing over information and papers, in connection with sale of our shares or assets, by the Co-Op;

•
The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

•
Any change or reorganization of us, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying our share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

•
Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an Office Holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee;

•
An action in the line of business of us in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer; or

•	Each one of the circumstances stated above, all in connection with the Office Holder’s service on behalf of our subsidiaries or affiliated companies.

We are obligated to indemnify a director or officer for a specific loss only if the director or officer has not been compensated for that loss from another source, including from proceeds of insurance policy.

We agreed to indemnify our directors and officers to the fullest extent permissible by the Israeli Companies Law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’s award approved by a court decision in connection with and in the scope of their activities as directors and officers of the company and actions taken by a director or officer as an Office Holder of the company or its subsidiary or affiliated companies.

We will indemnify our directors and officers for all costs or expenses, including reasonable legal expenses, that they may incur as a result of any financial obligation borne in connection with any threatened or pending civil proceeding or criminal proceeding in which the directors and officers are acquitted or (to the extent permitted by law) in which they are convicted, provided however, that the crime for which they are convicted does not require a finding of criminal intent.

We further agreed to exempt these directors and officers to the fullest extent permitted by the Israeli Companies Law from any liability towards us with respect to any damage caused or that will be caused to the company by its directors and officers if caused or will be caused following a breach of the duty of care towards the company.

The letter will not apply in respect of liability or an expense imposed in respect of an action instituted by the Co-Op and/or by the appointed management committee of the Co-Op or in respect of an action instituted by the Israeli Registrar of Cooperative Societies and/or by the State of Israel in connection with the allotment of options by us in accordance with the options allotment scheme of 1996.

The letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm;

2.	A breach of the duty of care, which was committed intentionally or recklessly;

3.	An act committed with the intention to realize a personal illegal profit; or

4.	A fine or monetary composition imposed on such officers and directors.

Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy.  Coverage under our policy has been set at $30 million (including our subsidiaries, excluding BSRE). We have purchased a directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes Mega Retail and its subsidiaries. The insurance policy is for a period beginning on December 1, 2009, and ending on November 30, 2010, for the maximum coverage of $30 million per claim and in the aggregate during the policy period.  Our audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of the Company’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year.  Our current insurance policies comply with these terms.

BSRE has obtained a separate directors’ and officers’ liability insurance policy with coverage of $15 million per claim and in the aggregate during the insurance policy term (beginning on December 1, 2009 and ending on November 30, 2010).

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved the grant of new indemnification letters to the Company's directors and officers (and to those who will serve as its directors and officers from time to time). The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of the Company's equity as set forth in the Company's most recent consolidated financial statements prior to the applicable payment of indemnification.

Under the new indemnification letter, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an Office Holder in the Company or as a result of  actions in their capacity as an Office Holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company's Articles of Association.  See above "- Indemnification of Office Holders".

Under the new indemnification letter, the Company undertook to indemnify its directors and officers prospectively and retroactively with respect to following events:

•	Issue of securities, including, an offering of securities to the public pursuant to a prospectus, private placement, tender offer or offering of securities in any other manner;

•
An event connected with the making of an investment by the Company before, during and after the effecting of the investment, in the course of negotiations, contractual arrangement, signature, development and monitoring the investment, including actions performed on behalf of the Company as an officer, employee or observer in the corporation in which the investment is made;

•
A transaction or arrangement, including a transfer, sale or purchase of assets or liabilities, and including, goods, real estate, securities, or rights, or the giving or receiving of a right in any one of them and any action connected, directly or indirectly with such transaction, and including a tender offer of any sort and another transaction in securities which the Company has issued, whether or not the Company is a party thereto;

•
A report or notice filed or submitted according to any law, including, an event arising from the fact of the Company being a public company or arising from the fact of its securities having been offered to the public, or arising from the fact of its securities being traded on a stock exchange, and including, a report or notice in accordance with the Companies Law - 1999 or the Securities Law - 1968, or the tax laws including regulations or directives made pursuant thereto, or in accordance with laws or provisions that apply outside of Israel or a report or notice lodged or submitted in accordance with rules, directives or instructions customarily practiced on the stock exchange in Israel or abroad and/or failure to submit such report or notice;

•	An act in connection with voting rights in investee companies;

•	An act in connection with the management of market risks.

•
A change in the structure of the Company or its reorganization or any resolution relating thereto, including, a merger, split, alteration of the capital of the Company, setting up of subsidiaries, winding-up or sale thereof.

•
Action connected directly or indirectly with employer-employee relationships in the Company and/or the commercial relations of the Company, including employees, external contractors, customers, suppliers and service providers, including negotiations, entering into and implementation of personal employment agreements or collective bargaining agreements, benefits to employees, including the issue of securities to employees.

•
An act in connection, directly or indirectly, with the sale of products, purchase of products, import of products, operation of branches and sites of the Company, safeguarding of public health and safety instructions and provisions.

•	An act in connection with the issue or non-issue of licenses and permits for the Company’s activities.

•	The preparation and approval of financial statements, including the approval of resolutions regarding the application of accounting standards and restatement in the financial statements.

•	An act in connection with a distribution, including, for a repurchase by the Company of its own securities.

•	The transfer of information that is required or permissible for transfer according to law between the Company and/or the other companies and interested parties in any of them.

•
Remarks, statements including the expression of a position or opinion made in good faith by the officer in the course of performing his function and by virtue of his function, and including in the framework of meetings of the board of directors or any of its committees.

•	An act or deed on matters of planning and building, work safety, the environment and recycling, public health, consumer protection.

Pursuant to the new indemnification letter, upon issuance of the new letter, all previous indemnification letters previously issued to each director or officer by the Company will be cancelled, effective as of the date of approval of the indemnity resolution. Notwithstanding, such revocation will not prejudice or derogate from the validity of previous indemnification letters that were issued to such director or officer by the Company, to the extent that such undertaking is valid according to law and applies to actions with respect to the period preceding the approval of the indemnity resolution, and provided that such entitlement to indemnity in respect of such liability and/or expense will only be in accordance with one of the indemnification letters.

3.16        Directors

Below is a list of our directors as of the date of this prospectus:

•	David Wiessman
•	Yitzhak Bader
•	Shlomo Even
•	Diana Bogoslavsky
•	David Alphandary
•	Uzi Baram
•	Avraham Meiron

3.17        Where You Can Find More Information

We are subject to the reporting requirements of the US Securities Exchange Act of 1934 that are applicable to a foreign private issuer. In accordance with the US Securities Exchange Act of 1934, we file reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.  Reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our Internet address is http://www.bsi.co.il. You may also find our reports filed with the ISA on the Magna site whose address is www.magna.isa.gov.il.

3.18        Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. of Tel-Aviv, Israel. See Chapter 4.

3.19        Experts

The audited financial statements incorporated by reference in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.  The offices of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited are located at Trade Tower, 25 Hamered St., Tel Aviv.  The actuarial calculations of the Company's various employee benefits described in the audited financial statements incorporated by reference in this prospectus have been calculated by Kost, Forer, Gabbay & Kasierer, an independent qualified actuary and a member of Ernst & Young Global, and are included herein in reliance upon the authority of said firm as experts in providing said calculations. Its offices are located at 3 Aminadav St., Tel-Aviv.  The summary of appraisal of the Company's investment property described in the audited financial statements incorporated by reference in this prospectus have been prepared by O. Haushner Civil Eng. and Real Estate Appraisal Ltd., an independent qualified appraiser, and Barak Friedman Cohen & Co., Economic & Real Estate Appraisal, and are included herein in reliance upon the authority of said firms as experts in giving said appraisals. The offices of O. Haushner Civil Eng. and Real Estate Appraisal Ltd. are located at Rubinstein Building, 20 Lincoln St., Tel Aviv, and the offices of Barak Friedman Cohen & Co. Economic & Real Estate Appraisal are located at B.S.R 1 Tower, 2 Ben Gurion St., Ramat Gan.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereof.  We have not, and the consultants have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information in this prospectus is accurate only as of the date on the front cover of this prospectus or such earlier date, that is indicated in this prospectus.  Our business, financial condition, results of operations and prospects may have changed since such date.